

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

> **Re: Jet.AI Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2024**
> **File No. 333-279385**

Dear Michael Winston:

Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form.

More specifically, we note that Jet.AI Inc. has not provided an audit report and audit consent related to the financial statements covering its fiscal year-end of December 31, 2022. Please file an amendment that contains an audit report and audit consent related to the financial statements as of and for the year ended December 31, 2022 signed by a qualified, independent accountant that is permitted to appear and practice before the Commission.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

 Please contact Cheryl Brown, Staff Attorney, at 202-551-3905 or Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kate Bechen